January 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andi Carpenter, Martin James,

Jenny O’Shanick, and Evan Ewing

Re:	Alternative Ballistics Corporation
Offering Statement on Form 1-A, as amended
File No. 024-12349

To Whom it May Concern:

On behalf of Alternative Ballistics Corporation, I hereby request qualification of the above-referenced offering statement at 8:00 a.m., Eastern Time, on Thursday, February 1, 2024, or as soon thereafter as practicable.

Sincerely,

/s/ Steven Luna
Steven Luna
Chief Executive Officer
Alternative Ballistics Corporation